Exhibit 99.5

This is a Blue Proxy

Entrée Gold Inc.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

Mr A Sample
Designation (if any)
Add1
Add2
add3
add4
add5
add6

Security Class
OPTIONHOLDERS

Holder Account Number

C1234567890 IND

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Blue Form of Proxy - Annual General and Special Meeting of Entrée Gold Inc. securityholders to be held on May 1, 2017

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every optionholder has the right to appoint some other person or company of their choice, who need not be a optionholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the options are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the optionholder.
5. **The options represented by this proxy will be voted as directed by the optionholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The options represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the optionholder, on any ballot that may be called for and, if the optionholder has specified a choice with respect to any matter to be acted on, the options will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
9. Every optionholder is entitled to one vote for each common share issuable upon exercise of their options.

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Proxies submitted must be received by 10:30 AM (Vancouver Time) on April 27, 2017.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for options held in the name of a corporation or options being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER 123456789012345

01B12A

CPUQC01.E.INT/000001/i1234

C1234567890 XXX 123 MR SAM SAMPLE X X X X A R 0 Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Signature(s) Date 1. Arrangement BE IT RESOLVED, as a special resolution, THAT: 1. the plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) attached as Schedule "B" to the management information circular of Entrée dated March 20, 2017 (the "Plan of Arrangement") accompanying the Notice of Meeting is authorized, approved and adopted; 2. the arrangement agreement between Entrée and Mason Resources Corp., dated February 28, 2017 be and is hereby ratifi ed and approved, subject to such additions, deletions and amendments thereto that may be made and consented to by any one of a group comprised of the directors and offi cers of Entrée; 3. the Board, without further notice to or approval of the securityholders of Entrée, may, in accordance with the terms of the Plan of Arrangement, elect not to proceed with the Plan of Arrangement or otherwise give effect to this special resolution, at any time prior to the Plan of Arrangement becoming effective; and 4. any one or more of the directors and offi cers of Entrée be authorized and directed to perform all such acts, and things and execute, under the seal of Entrée or otherwise, all such documents and other writings, as may be required to give effect to the true intent of this special resolution. For Against I/We being holder(s) of Entrée Gold Inc. ("Entrée ") hereby appoint: R. Hon. Lord Howard of Lympne, Chairman of the board of directors of Entrée (the "Board"), or failing him, Stephen Scott, President, Chief Executive Offi cer and a Director of Entrée (the "Nominees"), Appointment of Proxyholder Print the name of the person you are appointing if this person is OR someone other than the Nominees. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the optionholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual General and Special Meeting of securityholders of Entrée to be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, on May 1, 2017 at 10:30 AM (Vancouver Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.